SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Internet Gold - Golden Lines Will Issue NIS 40 Million of its Series D Debentures in Exchange for NIS 18 Million and NIS 19 Million of Series B Debentures and Series C Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: June 20, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Internet Gold - Golden Lines Will Issue NIS 40 Million of its Series D Debentures in Exchange for NIS 18 Million and NIS 19 Million of Series B Debentures and Series C Debentures.